Mail Stop 3561

      							January 19, 2006


Tal Peres
Chief Financial Officer
Matav-Cable Systems Media Ltd.
42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel

	Re:	Matav-Cable Systems Media Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005
		File No. 0-28556

Dear Mr. Peres:

      We have reviewed your supplemental response letter dated January 12, 2006 as well as your filing and have the following comments. As noted in our comment letter dated December 22, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Note 26: Effect on the financial statements of material differences between Israeli and United States generally accepted accounting principles, page F-97

j. Classification of certain expenses and income, page F-104

1. In your response to comment 3, of your letter dated January 12, 2006, you state that you believe the amounts recorded as cumulative adjustments to correct the prior periods` errors are not material to the Company`s financial statements both from a quantitative and qualitative standpoint. We have considered the analysis of the impact of the cumulative adjustments from a quantitative and qualitative standpoint and we do not concur with management`s conclusions. Recording a cumulative adjustment in a current period to correct a prior period error is not US GAAP. We believe the impact of your adjustments in 2002 and 2003, recorded to correct the prior period errors, was material. We request that you revise your
US GAAP financial statements to comply fully with the guidance in paragraph 36 of APB Opinion 20. You should also provide clear, comprehensive disclosure of the nature of the errors and the effects of their correction on your financial statements in accordance with paragraph 37 of APB Opinion 20.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S.
Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Peres
Matav-Cable Systems Media Ltd.
January 19, 2006
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